

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2020

Jefferey A. Stone
Vice President and Corporate Secretary
Mississippi Power Company
2992 West Beach Boulevard
Gulfport, MS 39501

     Re: Mississippi Power Company
         Registration Statement on Form S-3
         Filed August 4, 2020
         File No. 333-240328

Dear Mr. Stone:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Liz Packebusch at (202) 551-8749 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Energy & Transportation

cc: Eric A. Koontz